List of Subsidiaries of Company

Name	Jurisdiction of Incorporation	Principal Activity	% Owned Company Interest
Abattis Bioceuticals International Inc.	Washington State	Biotechnology	100%
BioCell Labs Inc.	Canada	Biotechnology	100%
Biocube Green Grow Systems Corp.	British Columbia	Biotechnology	100%
iJuana Cannabis Inc.	British Columbia	Holds certain licenses	100%
True Plant Technologies Inc.	British Columbia	Biotechnology	100%
North American BioExtracts Inc.	British Columbia	Biotechnology	100%
Northern Vine Canada Inc.	British Columbia	Biotechnology	75%